POMEROY
   IT SOLUTIONS


                                                1020 Petersburg Road
                                                Hebron, KY 41048
                                                Phone: 859.586.0600

                                  March 1, 2006


Securities and Exchange Commission
Attention: Brad Skinner, Accounting Branch Chief
100 F. Street, N.E.
Washington, DC 20549

     Re:  Pomeroy IT Solutions, Inc.
          File No. 000-20022

Dear Mr. Skinner:

     Pomeroy IT Solutions, Inc., a Delaware corporation (the "Company" or "Pomeroy"), hereby submits the additional response set forth below to your follow-up Comment Letter, dated February 14, 2006 (the "Comment Letter"), pertaining to the Company's Annual Report on Form 10-K for the year ended January 5, 2005. The Company appreciates that the Commission's comments are designed to assist the Company in providing more meaningful disclosure to the investment community and to clarify certain of the Company's revenue recognition policies.

     Our response set forth below corresponds to the numbered comment in the Comment Letter. For your convenience, we have included your original comment from the Comment Letter followed by the Company's response.


FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 5, 2005
---------------------------------------------------

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------

REVENUE RECOGNITION, PAGE F-9
-----------------------------

1. WE HAVE READ YOUR RESPONSE TO PRIOR COMMENT NUMBERS 1 THROUGH 4. ABSENT ANY ADDITIONAL SUBSTANTIVE INFORMATION INDICATING OTHERWISE, IT APPEARS THAT REVENUE SHOULD BE RECOGNIZED UPON SHIPMENT FOR YOUR LOGISTICAL DEPLOYMENT ARRANGEMENTS. THIS IS BASED ON THE FOLLOWING:

Securities and Exchange Commission
March 1, 2006
Page 2

     - FIXED DELIVERY SCHEDULES DO NOT APPEAR TO EXIST DUE TO YOUR PRACTICE OF GRANTING WAIVERS THAT ALLOW SHIPMENT TO EXTEND BEYOND THE AGREED-UPON DATE. IN ADDITION, WE QUESTION WHETHER THE DEFAULT SIX-MONTH DELIVERY SCHEDULE IS SUBSTANTIVE.
     - THE RISKS OF OWNERSHIP DO NOT APPEAR TO HAVE FULLY PASSED TO THE BUYER AS EVIDENCED BY THE FACT THAT YOU APPEAR TO RETAIN AN INSURABLE RISK COUPLED WITH THE CONTRADICTORY CONTRACT LANGUAGE REGARDING RISK OF LOSS.

     Commencing with the fiscal year beginning January 6, 2006, transactions related to the Company's logistical deployment arrangements (that were previously treated as bill and hold arrangements) will be reported as revenue upon shipment. The Company believes that the impact of its revenue recognition policy with respect to its logistical deployment arrangements have had an immaterial impact on the Company's previously reported financial results. Pursuant to APB Opinion No. 20, paragraph 8, "A CHARACTERISTIC OF A CHANGE IN ACCOUNTING PRINCIPLE IS THAT IT CONCERNS A CHOICE FROM AMONG TWO OR MORE GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. HOWEVER, NEITHER INITIAL ADOPTION OF AN ACCOUNTING PRINCIPLE IN RECOGNITION OF EVENTS OR TRANSACTIONS OCCURRING FOR THE FIRST TIME OR THAT PREVIOUSLY WERE IMMATERIAL IN THEIR EFFECT IS A CHANGE IN ACCOUNTING PRINCIPLE." As such, the Company believes that it may effectuate the change requested by the Staff prospectively in its financial statements.

     The Company has reviewed this with their independent accountants, Crowe Chizek and Company LLC, and they concur.

     Thank you for your comments. If you have any questions, please contact our counsel, Elizabeth A. Horwitz at (513) 852-8207, or me at (859) 586-0600, ext. 1416.

                                        Sincerely,



                                        /s/ Stephen E. Pomeroy, CEO
                                        --- -----------------------
                                        Stephen E. Pomeroy
                                        Chief Executive Officer


cc:  Elizabeth A. Horwitz, Esq., Cors & Bassett, LLC
     Kevin G. Gregory, Chief Financial Officer
     Frank Criniti, Crowe Chizek and Company LLC